ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

04035505

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/7248

SUPPL

July 12, 2004

VIA: COURIER

SEC MAIL PROCESSING RECEIVED JUL 14 2004 WASH, D.C. 179 SECTION

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-3468-9

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's previous submission:

PROCESSED JUL 19 2004 THOMSON FINANCIAL

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	**WHEN IT IS REQUIRED TO BE MADE PUBLIC**	**BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS**
1. Information which the Issuer has made or is required to make public since June 2004 (date of most recent submission) pursuant to the laws of Canada:		
a. Report of Voting Results under Section 11.3 of National Instrument 51-102	promptly following a meeting of securityholders at which a matter was submitted to a vote	
i. July 5, 2004		
2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
a. N/A		
3. Materials which the Issuer has distributed or is required to distribute to its security holders:		
a. N/A		

dlw 7/15

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

Michael Kennedy

MK/jgs
Enclosures

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

REPORT OF VOTING RESULTS
UNDER SECTION 11.3 OF NATIONAL INSTRUMENT 51-102

BioMS Medical Corp. (the "Company") reports that at its annual general meeting held on June 30, 2004, the number of directors was fixed at five (5), the management nominees for director (Clifford Giese, Kevin Giese, Laine Woollard, John Wetherell and Kjell Stenberg) were all elected as directors and Collins Barrow, Chartered Accountants, were appointed as auditors of the Company for the ensuing year.

Dated at Vancouver, this 5th day of July, 2004.

BIOMS MEDICAL CORP.

Per:

"Michael Kennedy"
Michael Kennedy, Corporate Secretary